UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
March 31, 2009
Commission file number:
1-14251
SAP AG
(Exact name of registrant as specified in its charter)
SAP CORPORATION
(Translation of registrant’s name into English)
Dietmar-Hopp-Allee 16
69190 Walldorf
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑           Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

EXHIBITS
SIGNATURES
EXHIBITS INDEX
Exhibit 99.1

SAP AG
FORM 6-K
On March 27, 2009, SAP AG, a stock corporation organized under the laws of the Federal Republic of Germany (“SAP”), issued its SAP Annual Report 2008. The SAP Annual Report 2008 is attached as Exhibit 99.1 hereto and incorporated by reference herein.
Any statements contained in this document or the Exhibit hereto that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “continue,” “counting on,” “is confident,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “outlook,” “plan,” “project,” “predict,” “seek to,” “should,” “strategy,” “want,” “will” and “would” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. Such forward-looking statements and information include, for example, the quantitative and qualitative disclosures about market risk pursuant to IFRS 7 and related statements in Note 26 in the Notes to the Consolidated Financial Statements section, the Risk Factors and Risk Management section, our outlook guidance, and other forward-looking information appearing in other parts of the SAP Annual Report 2008. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including SAP’s most recent Annual Report on Form 20-F for 2008 filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. SAP undertakes no obligation to publicly update or revise any forward-looking statements.

EXHIBITS

Exhibit No.	Exhibit

99.1	SAP Annual Report 2008 issued on March 27, 2009

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAP AG (Registrant)
By:	/s/ Henning Kagermann
	Name:	Prof. Dr. Henning Kagermann
	Title:	Co-Chief Executive Officer

By:	/s/ Werner Brandt
	Name:	Dr. Werner Brandt
	Title:	Chief Financial Officer

Date: March 31, 2009

EXHIBITS INDEX

Exhibit No.	Exhibit

99.1	SAP Annual Report 2008 issued on March 27, 2009

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